August 25, 1997

VIA FEDERAL EXPRESS

Mr. Gary Goodman
Akin, Gump, Strauss,
Hauer & Feld, L.L.P.
590 Madison Avenue
New York, New York 10022

Re:  Factory Outlet Center, Kenosha, Wisconsin

Dear Gary:

     In connection with the above-referenced property, I have enclosed two executed copies of the Agreement of Sale. I have also enclosed, for your review, two updated Service Contract lists and two updated Personal Property lists. If these revised exhibits meet with your approval, please remove the Service Contract and Personal Property exhibits from the Agreements and substitute the updated exhibits in their place. Additionally, please note that I have made a change on page six of the Agreement to reflect that the due diligence period has been extended from September 2, 1997 until September 15, 1997. Finally, as I believe you and Kyle discussed in my absence, the bold parentheticals previously located on pages 17 and 18 have been deleted and the representation regarding the "Merchants Association" has been revised to reflect that there is a joint promotional program rather than an Association.

     If the above changes meet with your approval, please execute the acknowledgment block below and return a copy of this letter to me via facsimile with an original to follow via overnight courier. I will forward the exhibit regarding tenant improvements and a revised rent roll shortly. If you have any questions regarding the enclosed, please feel free to call me.

                                        Very truly yours,

                                        /s/ Stephen J. Levy

                                        Stephen J. Levy

sjl/291950
Enclosures

cc:  Mr. Alan Lieberman (w/o enclosures via facsimile)
     Daniel J. Perlman, Esq. (w/o enclosures)

AGREED TO AND ACKNOWLEDGED THIS
    DAY OF AUGUST, 1997

By:
Name:
Its: